Exhibit 99.1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

	June 30,	December 31,
($000s)	2015	2014

ASSETS
Current assets
Restricted cash	$17,512	$25,504
Accounts receivable (note 14)	90,296	110,118
Deposits and prepaid expenses	10,163	6,926
Current portion of commodity contract asset (note 14)	1,058	-
	119,029	142,548
Commodity contract asset (note 14)	1,179	-
Exploration and evaluation assets (note 3)	119,245	123,639
Property, plant and equipment (note 4)	1,994,063	1,947,298
Total assets	$2,233,516	$2,213,485

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$89,321	$154,094
Advances from joint venture partners	58,926	76,388
Current portion of finance lease obligation	1,609	1,574
Current portion of deferred lease inducements	340	340
Current portion of commodity contract liability (note 14)	2,848	-
	153,044	232,396

Bank debt (note 5)	387,132	549,792
Senior notes (note 5)	298,125	-
Finance lease obligation	9,264	10,063
Deferred lease inducements	2,557	2,727
Decommissioning liabilities	91,566	88,605
Deferred taxes (note 9)	77,201	81,585
Total liabilities	1,018,889	965,168

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 6)	1,000,100	1,000,041
Contributed surplus	47,669	44,302
Retained earnings	166,858	203,974
Total shareholders’ equity	1,214,627	1,248,317
Total liabilities and shareholders’ equity	$2,233,516	$2,213,485

COMMITMENTS (note 13)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014

REVENUES
Petroleum and natural gas sales	$85,448	$151,210	$173,908	$312,929
Royalties	(8,908)	(27,015)	(23,899)	(54,402)
Other income	3,493	1,101	5,219	2,967
Total revenue net of royalties	80,033	125,296	155,228	261,494

Realized gain (loss) on commodity contracts	256	(16,361)	2,438	(34,999)
Unrealized gain (loss) on commodity contracts	(2,341)	14,996	(611)	(8,680)
	77,948	123,931	157,055	217,815

EXPENSES
Production	31,581	25,799	65,801	51,428
Transportation	4,613	2,721	9,487	7,758
General and administrative	6,676	4,536	14,006	10,061
Share-based compensation (note 7)	3,315	2,328	3,689	4,837
Depletion and depreciation (note 4)	44,232	40,984	92,614	77,389
Gain on property dispositions and swaps (note 4)	(3,511)	(9,399)	(9,612)	(28,513)
	86,906	66,969	175,985	122,960

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(8,958)	56,962	(18,930)	94,855

Finance expense (note 10)	9,774	5,300	16,398	9,457
Loss on foreign exchange (note 11)	6,301	-	6,172	-

NET PROFIT (LOSS) BEFORE TAXES	(25,033)	51,662	(41,500)	85,398

TAXES
Deferred tax (expense) recovery (note 9)	606	(13,410)	4,384	(21,979)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(24,427)	$38,252	$(37,116)	$63,419

Net profit (loss) per share (note 12)
Basic	$(0.13)	$0.22	$(0.19)	$0.36
Diluted	$(0.13)	$0.21	$(0.19)	$0.36

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars)
For the six months ended June 30,

($000s)	2015	2014

SHAREHOLDERS’ CAPITAL (note 6)
Common shares (note 6)
Balance, beginning of year	$1,000,041	$824,065
Issued for cash on exercise of share options	45	4,062
Issued for cash on equity issue, net of tax	-	172,615
Share issue costs on equity issue and shelf prospectus, net of tax	-	(5,667)
Contributed surplus transferred on exercised options	14	1,047
Balance, end of period	1,000,100	996,122

CONTRIBUTED SURPLUS
Balance, beginning of year	44,302	38,958
Share-based compensation expense	3,526	3,003
Adjustment of share-based compensation expense for forfeitures of unvested share options	(145)	(250)
Transfer to share capital for exercised options	(14)	(1,047)
Other	-	774
Balance, end of period	47,669	41,438

RETAINED EARNINGS
Balance, beginning of year	203,974	40,851
Net profit (loss)	(37,116)	63,419
Balance, end of period	166,858	104,270

TOTAL SHAREHOLDERS’ EQUITY	$1,214,627	$1,141,830

See accompanying notes to the condensed consolidated financial statements.

3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$(24,427)	$38,252	$(37,116)	$63,419
Adjustments for:
Depletion and depreciation (note 4)	44,232	40,984	92,614	77,389
Finance expenses (note 10)	514	434	913	864
Effective interest on senior notes	241	-	241	-
Share-based compensation (note 7)	3,315	2,328	3,689	4,837
Unrealized (gain) loss on commodity contracts (note 14)	2,341	(14,996)	611	8,680
Unrealized foreign exchange (gain) loss (note 11)	6,279	-	6,279	-
Gain on property dispositions and swaps (note 4)	(3,511)	(9,399)	(9,612)	(28,513)
Deferred tax expense (recovery) (note 9)	(606)	13,410	(4,384)	21,979
Decommissioning costs incurred	(267)	(72)	(970)	(136)
Change in non-cash working capital (note 8)	(11,636)	(10,878)	(13,238)	(4,156)
	16,475	60,063	39,027	144,363

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	22	174,200	45	177,451
Issue costs on share capital (note 6)	-	(7,597)	-	(7,563)
Settlement of restricted awards	(1,037)	(1,256)	(1,037)	(1,256)
Issuance of senior notes, net of issue costs	291,604	-	291,604	-
Advances from loans and borrowings	943,602	724,362	1,953,926	1,210,162
Repayment of loans and borrowings	(1,179,118)	(736,473)	(2,116,586)	(1,174,247)
Obligations under finance lease	(389)	(369)	(764)	(725)
Deferred lease inducements	(85)	390	(170)	319
Change in non-cash working capital (note 8)	1,376	303	2,465	113
	55,975	153,560	129,483	204,254

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 3)	(210)	(1,342)	(2,202)	(2,142)
Additions to property, plant and equipment (note 4)	(39,249)	(133,226)	(120,456)	(288,068)
Proceeds on sale of property, plant and equipment	1,790	8,613	1,811	8,392
Change in non-cash working capital (note 8)	(34,781)	(87,668)	(47,663)	(66,799)
	(72,450)	(213,623)	(168,510)	(348,617)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest on bank debt	5,615	3,411	11,204	6,891
Interest on senior notes	-	-	-	-
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, publicly traded exploration and production oil and gas company.

Bellatrix was incorporated in Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 4, 2015. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2014 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2014 audited consolidated financial statements, except for property plant and equipment.

With the completion of Phase 1 of the Bellatrix Alder Flats Plant (the “Plant”) during the three months ended June 30, 2015, Bellatrix began depreciating the associated costs of the Phase 1 of the Plant as the asset is now available for use.

Depreciation is recognized to expense the cost of significant components of assets less their residual values over their useful lives.

Bellatrix’s Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years
•	Other properties and equipment - 10 years
•	Turnarounds - 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2014. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2014.

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3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2013	$132,971
Acquisitions through business combinations	4,596
Additions	6,788
Transfer to oil and natural gas properties	(20,685)
Disposals (1)	(31)
Balance, December 31, 2014	123,639
Additions	2,202
Transfer to oil and natural gas properties	(6,596)
Balance, June 30, 2015	$119,245

(1) Disposals include swaps.

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Operated Facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2013	$1,629,027	$-	$11,585	$1,640,612
Acquisitions through business combinations	230,366	-	-	230,366
Additions	498,044	64,971	11,164	574,179
Transfer from exploration and evaluation assets	20,685	-	-	20,685
Joint venture wells	53,169	-	-	53,169
Transfers	(9,710)	(23,211)	-	(32,921)
Disposals (1)	(9,809)	-	-	(9,809)
Balance, December 31, 2014	2,411,772	41,760	22,749	2,476,281
Additions	65,390	65,064	3,111	133,565
Transfer from exploration and evaluation assets	6,596	-	-	6,596
Joint venture wells	8,062	-	-	8,062
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(205)	-	-	(205)
Balance, June 30, 2015	$2,491,615	$98,185	$25,860	$2,615,660

Accumulated Depletion, Depreciation and Impairment loss
Balance, December 31, 2013	$344,962	$-	$2,241	$347,203
Charge for time period	167,914	-	3,053	170,967
Impairment loss	10,813	-	-	10,813
Balance, December 31, 2014	523,689	-	5,294	528,983
Charge for time period	90,113	614	1,887	92,614
Balance, June 30, 2015	$613,802	$614	$7,181	$621,597
(1) Disposals include swaps.

Carrying amounts
At December 31, 2014	$1,888,083	$41,760	$17,455	$1,947,298
At June 30, 2015	$1,877,813	$97,571	$18,679	$1,994,063

Bellatrix has included $1.21 billion (June 30, 2014: $1.10 billion) for future development costs and excluded $83.3 million (June 30, 2014: $70.2 million) for estimated salvage from the depletion calculation for the three months ended June 30, 2015. Operated facilities includes capital associated with Phase I of the Alder Flats Plant, which was completed and commissioned during May, 2015, as well as capital associated with Phase II and related infrastructure. Facilities under construction associated capital of $10.5 million were excluded from depreciation calculations for the three months ended June 30, 2015.

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In the three and six months ended June 30, 2015, total net gains on dispositions of $1.9 million and $8.0 million were recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the three and six month periods ending June 30, 2015, respectively. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributes 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earns 35% of Bellatrix’s WI in each well until payout.

For the six months ended June 30, 2015, the Company capitalized $4.0 million (2014: $5.4 million) of general and administrative expenses and $1.5 million (2014: $2.1 million) of share-based compensation expense directly related to exploration and development activities.

5.	LONG-TERM DEBT

($000s)	June 30, 2015	December 31, 2014
Bank debt	$387,132	$549,792
Senior notes	298,125	-
Long-term debt	$685,257	$549,792

Senior Notes

On May 21, 2015, the Company completed a private offering of US$250 million of 8.50% senior unsecured notes (the “Senior Notes”) due May 15, 2020. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): 2017 at 104.250%, 2018 at 102.125%, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The indenture governing the Senior Notes does not contain any maintenance financial covenants. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million. The Senior Notes were initially recognized at fair value, net of transaction costs, and have subsequently been carried at amortized cost.

A company that is controlled by a Director of Bellatrix acquired, through a fund managed or advised by it, US$15 million in aggregate principal amount of the Senior Notes pursuant to the offering which was conducted on an arm’s length basis.

Bank Debt

In June 2015, the semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million. As of June 30, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

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The credit facilities currently mature on (and are fully revolving until) May 30, 2017. An extension request may be made each year, provided that the term after extension may not exceed 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2015. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

Financial Covenants

The credit facilities are subject to a number of covenants, all of which were met as at June 30, 2015. Bellatrix calculates its financial covenants quarterly. The calculation for each financial covenant is based on specific definitions, are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s condensed consolidated financial statements. Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. As at June 30, 2015, the major financial covenants were:

	Position at June 30, 2015
Total Debt(1) must not exceed 4.75 times EBITDA(2) for the last four fiscal quarters	3.55	x
Senior Debt(3) must not exceed 4.75 times EBITDA for the last four fiscal quarters	2.09	x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	7.50	x

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt.

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the credit facilities to remove the Total Debt to EBITDA and EBITDA to interest expense financial covenants. At the same time, Bellatrix and the banking syndicate agreed to modify the Senior Debt to EBITDA financial covenant so that it must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times but including thereafter an expander of 0.5 times for the two quarters immediately following a material acquisition. As part of the agreement to remove these financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

During June 2015, Bellatrix issued an additional $4.7 million in letters of credit relating to monthly transportation costs on the Canadian mainline gas transmission .. Excluding $5.7 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, as at June 30, 2015, approximately $212.9 million or 35% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

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6.	SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the six months ended June 30, 2015.

	June 30, 2015		June 30, 2014
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,950,576	$1,000,041	170,990,605	$824,065
Issued for cash on equity issue	-	-	18,170,000	172,615
Share issue costs on equity issue and shelf prospectus, net of tax effect of $1.9 million	-	-	-	(5,667)
Cancellation of shares	-	-	(137,486)	-
Shares issued for cash on exercise of options	13,334	45	2,068,622	4,062
Contributed surplus transferred on exercised options	-	14	-	1,047
Balance, end of period	191,963,910	$1,000,100	191,091,741	$996,122

7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2015:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended June 30, 2015 (1)	$1,287	$868	$1,007	$153	$3,315
Expense for the six months ended June 30, 2015 (2)	$2,346	$372	$854	$117	$3,689
Liability balance, June 30, 2015	$-	$3,130	$848	$1,216	$5,194

(1) The expense for share options is net of capitalization of $0.5 million. The expense for restricted awards is net of capitalization of $0.5 million. The recovery for performance awards is net of capitalization of $0.1 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $1.0 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.4 million. The recovery for performance awards is net of capitalization of $0.1 million.

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The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2014:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended June 30, 2014 (1)	$828	$971	$272	$257	$2,328
Expense (recovery) for the six months ended June 30, 2014 (2)	$1,641	$1,839	$854	$503	$4,837
Liability balance, June 30, 2014	$-	$5,884	$1,191	$1,276	$8,351

(1) The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $0.6 million. The expense for restricted awards is net of capitalization of $0.3 million. The expense for performance awards is net of capitalization of $0.2 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.3 million, and capitalization of $1.1 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.6 million. The expense for performance awards is net of capitalization of $0.3 million.

a.	Share Option Plan

During the three and six months ended June 30, 2015, Bellatrix granted 4,295,500 (2014: 2,718,000) and 4,398,500 (2014: 2,946,000) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended June 30, 2015 and 2014, and the weighted average assumptions used in their determination are as noted below:

	2015	2014
Inputs:
Share price	$3.75	$9.26
Exercise price	$3.75	$9.26
Risk free interest rate (%)	0.6	1.2
Option life (years)	2.8	2.8
Option volatility (%)	52	44
Results:
Weighted average fair value of each share option granted	$1.27	$2.79

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2014: 3% to 10%) for stock options that will not vest and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the three and six months ended June 30, 2015 was $3.50 (2014: $9.92) and $3.33 (2014: $9.39), respectively.

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The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2014	$6.30	10,913,337
Granted	$3.74	4,398,500
Exercised	$3.39	(13,334)
Forfeited	$6.31	(312,667)
Expired	$3.89	(1,138,000)
Balance, June 30, 2015	$5.69	13,847,836

As of June 30, 2015, a total of 19,196,391 common shares were reserved for issuance on exercise of share options, leaving an additional 5,348,555 available for future share option grants.

Share Options Outstanding, June 30, 2015

	Outstanding			Exercisable
Exercise Price	At June 30, 2015	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	At June 30, 2015	Exercise Price
$ 3.07 - $ 3.74	1,574,668	$3.35	2.0	1,325,334	$3.38
$ 3.75 - $ 3.84	4,267,500	$3.75	4.9	-	-
$ 3.85 - $ 5.22	1,344,168	$4.19	3.4	416,665	$4.48
$ 5.23 - $ 7.24	1,788,500	$5.68	1.4	1,527,154	$5.47
$ 7.25 - $ 7.87	941,000	$7.59	3.5	273,299	$7.59
$ 7.88 - $ 9.16	1,537,500	$8.08	3.5	507,654	$8.07
$ 9.17 - $10.04	2,394,500	$9.25	4.0	752,452	$9.24
$ 3.07 - $10.04	13,847,836	$5.69	3.6	4,812,558	$5.80

b.	Deferred Share Unit Plan

During the six months ended June 30, 2015, the Company granted 352,807 (2014: 113,610) Deferred Share Units (“DSUs”), and had 1,006,325 DSUs outstanding as at June 30, 2015 (2014: 646,516). A total of $3.1 million (December 31, 2014: $2.8 million) was included in accounts payable and accrued liabilities as at June 30, 2015 in relation to the DSUs.

c.	Incentive Plan

On August 7, 2013, the Board of Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the six months ended June 30, 2015, the Company granted 1,377,350 (2014: 572,850) RAs, settled 295,192 (2014: 158,265) RAs, and had 1,831,209 RAs outstanding as at June 30, 2015 (2014: 899,085). A total of 14,000 RAs were forfeited during the six months ended June 30, 2015 (2014: 26,000). A total of $0.9 million (December 31, 2014: $0.6 million) was included in accounts payable and accrued liabilities as at June 30, 2015 in relation to the RAs.

During the six months ended June 30, 2015, the Company granted 530,650 (2014: 411,150) PAs, and had 1,282,100 PAs outstanding as at June 30, 2015 (2014: 863,850). A total of nil PAs were forfeited during the six months ended June 30, 2015 (2014: 18,000). A total of $1.2 million (December 31, 2014: $1.1 million) was included in accounts payable and accrued liabilities as at June 30, 2015 in relation to the PAs.

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8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014
Changes in non-cash working capital items:
Restricted cash	$4,395	$(4,685)	$7,992	$13,720
Accounts receivable	21,178	(31,273)	19,822	(54,649)
Deposits and prepaid expenses	(1,808)	4,688	(3,237)	190
Accounts payable and accrued liabilities	(71,127)	(52,877)	(65,551)	2,335
Advances from joint venture partners	2,321	(14,096)	(17,462)	(32,438)
	$(45,041)	$(98,243)	$(58,436)	$(70,842)
Changes related to:
Operating activities	$(11,636)	$(10,878)	$(13,238)	$(4,156)
Financing activities	1,376	303	2,465	113
Investing activities	(34,781)	(87,668)	(47,663)	(66,799)
	$(45,041)	$(98,243)	$(58,436)	$(70,842)

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Alberta corporate tax rate increased from 10% to 12%, enacted in the second quarter of 2015 and was effective July 1, 2015. As at June 30, 2015, Bellatrix had approximately $1.71 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $162 million that expire in years through 2030.

10.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014
Interest on bank debt	$6,110	$4,866	$12,335	$8,593
Interest on senior notes (1)	3,150	-	3,150	-
Accretion on decommissioning liabilities (non-cash)	514	434	913	864
Finance expense	$9,774	$5,300	$16,398	$9,457

(1) Includes amortized costs related to the issuance of the Senior Notes.

11.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from USD to CAD using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is recognized in relation to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended June 30,		Six months ended June 30,
($000s)	2015	2014	2015	2014
Realized gain (loss) on foreign exchange	$(22)	$-	$107	$-
Unrealized gain (loss) on foreign exchange	(6,279)	-	(6,279)	$-
Gain (loss) on foreign exchange	$(6,301)	$-	$(6,172)	$-

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12.	PER SHARE AMOUNTS

The calculation of net profit (loss) per basic share for the three and six months ended June 30, 2015 was based on a net loss of $24.4 million and net loss of $37.1 million (2014: net profit of $38.3 million and net profit of $63.4 million), respectively.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Basic common shares outstanding	191,963,910	191,091,741	191,963,910	191,091,741
Fully dilutive effect of:
Share options outstanding	13,847,836	11,576,839	13,847,836	11,576,839
Fully diluted common shares outstanding	205,811,746	202,668,580	205,811,746	202,668,580
Weighted average shares outstanding	191,960,174	177,847,190	191,956,654	174,754,132
Dilutive effect of share options (1)	-	3,128,220	-	2,654,515
Diluted weighted average shares outstanding	191,960,174	180,975,410	191,956,654	177,408,647

(1) For the three and six months ended June 30, 2015, a total of 13,847,836 share options were excluded from the calculations as they were anti-dilutive.

For the three and six months ended June 30, 2014, a total of 8,448,619 and 8,922,324 share options, respectively, were excluded from the calculation as they were anti-dilutive.

13.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.

As at June 30, 2015, Bellatrix committed to drill 7 gross (2.2 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $8.2 million.

In addition, Bellatrix entered into a joint operating agreement during the 2011 year which includes a minimum commitment for the Company to drill a specified number of wells each year over the term of the agreement. The details of the agreement are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011
Commitment Term	2011 to 2015
Minimum wells per year (gross and net)	3
Minimum total wells (gross and net)	15
Estimated total cost ($millions)	$56.3
Remaining wells to drill at June 30, 2015	2
Remaining estimated total cost ($millions)	$7.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

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Agreement	Grafton (2) (3)	Daewoo and Devonian	Troika (4)
Commitment Term	2013 to 2016	2013 to 2016	2013 to 2015
Minimum total wells (gross) (1)	85	70	63
Minimum total wells (net) (1)	16.9	30.4	31.5
Estimated total cost ($millions) (gross) (1)	$305.0	$200.0	$240.0
Estimated total cost ($millions) (net) (1)	$55.0	$100.0	$120.0
Remaining wells to drill at June 30, 2015 (gross) (1)	28	23	6
Remaining wells to drill at June 30, 2015 (net) (1)	6	12	3
Remaining estimated total cost ($millions) (gross) (1)	$123.6	$93.4	$24.6
Remaining estimated total cost ($millions) (net) (1)	$25.1	$46.7	$12.3
(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2)	During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3)	The funding period of the Grafton Joint Venture for the initial and amended agreement whereby Grafton will contribute $200 million was extended to December 31, 2015.

(4)	The commitment term of the Troika Joint Venture has been extended to 2015 for the wells remaining to be drilled.

During September 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

14.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk
-	Foreign exchange risk
-	Commodity price risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

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b.	Credit Risk

As at June 30, 2015, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$46,531	$5,946	$52,477
Amounts due from government agencies	380	544	924
Revenue and other accruals	32,503	4,891	37,394
Less: Allowance for doubtful accounts	-	(499)	(499)
Total accounts receivable	$79,414	$10,882	$90,296

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at June 30, 2015 and specifically the balances greater than 90 days, a provision of $0.5 million was made.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 5, which is reviewed semi-annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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The following are the contractual maturities of liabilities as at June 30, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$89,321	$89,321	$-	$-	$-
Advances from joint venture partners	58,926	58,926	-	-	-
Bank debt – principal (2)	387,132	-	387,132	-	-
Senior notes (3)	298,125	-	-	298,125	-
Decommissioning liabilities (4)	91,566	-	748	3,743	87,075
Finance lease obligation	10,873	1,609	2,972	1,277	5,015
Deferred lease inducements	2,897	340	680	680	1,197
Total	$938,840	$150,196	$391,532	$303,825	$93,287

(1) Includes $0.7 million of accrued interest payable in relation to the bank credit facilities and $2.9 million related to interest on the senior notes are included in accounts payable and accrued liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Senior notes mature in 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit (loss) or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / US dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon US dollar denominated commodity prices. Fluctuations in the Canadian / US dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has US dollar denominated Senior Notes and related interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

f.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

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As at June 30, 2015, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Oil fixed	February 1, 2015 to Dec. 31, 2015	2,000 bbl/d	$ 70.27 CDN	$ 70.27 CDN	WTI
Oil fixed	February 1, 2015 to Dec. 31, 2015	1,000 bbl/d	$ 70.48 CDN	$ 70.48 CDN	WTI
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$ 2.50 CDN	$ 2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$ 2.50 CDN	$ 2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	2,500 GJ/d	$ 2.53 CDN	$ 2.53 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	15,000 GJ/d	$ 2.50 CDN	$ 2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	5,000 GJ/d	$ 2.80 CDN	$ 2.80 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$ 2.53 CDN	$ 2.53 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$ 2.54 CDN	$ 2.54 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$ 2.59 CDN	$ 2.59 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$ 2.59 CDN	$ 2.59 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$ 2.58 CDN	$ 2.58 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$ 2.56 CDN	$ 2.56 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$ 2.58 CDN	$ 2.58 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	17,500 GJ/d	$ 2.56 CDN	$ 2.56 CDN	AECO
Natural gas fixed	January 1, 2016 to Dec. 31, 2017	50,000 GJ/d	$ 3.00 CDN	$ 3.00 CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	39,565	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	18,463	US$0.67

g.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue high-yield or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt and Senior Notes, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

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The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,				Six months ended June 30,
($000s, except where noted)	2015		2014		2015		2014

Shareholders’ equity	1,214,627		1,141,830		1,214,627		1,141,830

Bank debt	387,132		323,007		387,132		323,007
Senior notes	298,125		-		298,125		-
Adjusted working capital deficiency (2)	30,276		40,426		30,276		40,426
Total net debt (2) at period end	715,533		363,433		715,533		363,433

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	113,512		284,052		106,470		297,310
Total net debt (2) at period end	715,533		363,433		715,533		363,433
Total net debt to periods funds flow from operations ratio (annualized) (3)	6.3	x	1.3	x	6.7	x	1.2	x

Debt to funds flow from operations ratio (trailing) (1) (4)
Funds flow from operations (trailing) (1) (4)	175,334		243,172		175,334		243,172
Total net debt (2) to funds flow from operations ratio (1) (trailing) (4)	4.1	x	1.5	x	4.1	x	1.5	x

(1) Funds flow from operations is an additional GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

(2) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the bank debt, Senior Notes and adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation and deferred lease inducements.

(3) For the three months ended June 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized. For the six months ended June 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon first half funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended June 30, 2015 and June 30, 2014.

h.	Fair Value

The Company’s financial instruments as at June 30, 2015 include restricted cash, accounts receivable, deposits and prepaid expenses, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at June 30, 2015 was a net liability of $0.6 million (December 31, 2014: nil). The commodity contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

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	June 30,	December 31,
($000s)	2015	2014
Commodity contract asset (current and long-term)	$2,237	$-
Commodity contract liability (current)	(2,848)	-
Net commodity contract liability	$(611)	$-

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